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                              December 20, 2021

       Thomas Traves
       Chief Executive Officer
       Visionary Education Technology Holdings Group Inc.
       200 Town Centre Blvd.
       Suite 408A
       Markham, Ontario, Canada L3R 8G5

                                                        Re: Visionary Education
Technology Holdings Group Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted November
23, 2021
                                                            CIK No. 0001892274

       Dear Mr. Traves:

             We have reviewed your draft registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 Submitted November 23, 2021

       Prospectus Summary
       Our Business, page 1

   1. We note your disclosure on page 1 that "while [you] started in the real estate development business, [you] ha[ve]
used the profits from those activities to acquire a number of private, government licensed
education operations and [are] transitioning into private education and ancillary services
as [your] main business segment," your disclosure on page 72 that upon incorporation on
August 20, 2013, your "original goal was to develop and operate an
 Thomas Traves
FirstName LastNameThomas    Traves
Visionary Education Technology Holdings Group Inc.
Comapany20,
December   NameVisionary
              2021        Education Technology Holdings Group Inc.
December
Page 2    20, 2021 Page 2
FirstName LastName
         international education platform focused on vocational education based agricultural technology," and your disclosure on page 104 that your "leases and related revenue are ancillary to [y]our principal education business." Please revise your filing to consistently present the evolution of your corporate history and appropriately characterize your current education activities in terms of your revenue when stating it is your "main business segment" or representing that your real estate related revenues are "ancillary."
Risk Factors, page 16

2. Please revise this section to include a more robust discussion of the risks related to your real estate operations. In this regard, we only note your risk factor on page 17, yet 95.3%
         of your revenue for the year ended March 31, 2021 and 68.2% of your revenue for the year ended March 31, 2020 was rent revenue, construction revenue, and revenue from sales of vacant land.
We will need additional capital to fully carry out our proposed expansion plan..., page 19

3. We note your disclosure that you estimate you will need financing of approximately $20 million to complete your proposed expansion plan for the next twelve months. Please clarify whether that financing is in addition to, or inclusive of, the funds to be raised in this offering.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 41

4. We note your disclosure that your primary source of cash is currently generated from your business as well as bank and related party borrowings. Please expand your discussion to provide quantified analysis of the significant drivers behind material changes and any known trends that you reasonably expect will have a material impact on your revenue, income and cash flows. For example, considering that you currently have an inventory of
         8 vacant lots and you sold 19 of such lots for $6.6 million, which comprised approximately 86% of your total revenue during the fiscal year ended March 31, 2021, please expand your disclosure to describe the expected impacts of your strategic shift to reliance on education programs for future revenue, net income and cash flows.
Business
Government Support to Education Industry, page 68

5. Please disclose the support for your statement that "Canada has continuously grown as one of the leading education destinations for international students." OSSD Revenue and Student Census, page 82

6. Revise to explain the purpose for including the information you present under this header, considering most of the information pre-dates your ownership of the schools, you do not appear to have a 100% interest in many of these schools, and it's not clear to what extent
 Thomas Traves
FirstName LastNameThomas    Traves
Visionary Education Technology Holdings Group Inc.
Comapany20,
December   NameVisionary
              2021        Education Technology Holdings Group Inc.
December
Page 3    20, 2021 Page 3
FirstName LastName
         the historical performance of these schools is relevant to an investor's understanding of your business. This comment also applies to the revenue and student census data you provide under the other categories of education you provide.
Max the Mutt College of Animation, Art & Design
Revenue and Student Census, page 89

7. We note that the revenues during 2020 and 2019 for Max the Mutt as disclosed in the table on page 89 do not agree to those disclosed in the statement of operations for this entity on page F-32. Please reconcile and revise these disclosures. Government Regulation, page 105

8. Please revise this section to include more detail regarding the regulation of your business by provincial authorities in Ontario with a view towards giving investors an idea of the impact on your business, such as a discussion of any licensing requirements or other approvals needed to operate. In this regard, we note your statement that under the
         Canadian Constitution, provincial governments have exclusive responsibility for all levels of education.
Description of Share Capital, page 114

9. You state that under your bylaws, a quorum for a meeting of shareholders is met when holders of not less than 10% of the shares entitled to vote at the meeting of shareholders are present, but Section 7.8 of your bylaws filed as Exhibit 3.3 provides that the holders of a majority of shares entitled to vote at a meeting of shareholders constitute a quorum.
         Please revise for consistency. In addition, please tell us whether
Section 8 of Schedule A
         to your Articles of Incorporation filed as Exhibit 3.1 includes a transfer restriction on your shares, and if so, disclose such restriction in your filing and discuss any related risks, such as an impact on the liquidity of your shares. Lastly, please provide the disclosure required by Item 10.B.1 and 2 of Form 20-F. Refer to Item 4.a. of Form F-1. Visionary Education Technology Holdings Group, Inc.
Notes to the Consolidated Financial Statements
Note 12 - Related Party Transactions
(3) Related parties loan receivable, page F-26

10. We note that the balance of $24,545 in related parties loan receivable-current as of March
         31, 2020, on page F-3, does not correspond to the $0 balance shown in note 12 as of the
         same date. Please reconcile and revise these disclosures.
Note 16 - Segment, page F-28

11. Please revise your segment footnote to disclose the revenues, interest expense, depreciation and amortization expense and income tax expense or benefit associated with each of your segments or explain why you do not believe this is required. Refer to the
 Thomas Traves
Visionary Education Technology Holdings Group Inc.
December 20, 2021
Page 4
         guidance in ASC 280-10-50-22.
Visionary Education Technology Holdings Group Inc.
Unaudited Pro Forma Consolidated Balance Sheets
Unaudited Pro Forma Consolidated Statements of Operations and Comprehensive Income, page
F-41

12. As the disclosure on page F-35 of the Max the Mutt Animation Inc. financial statements indicates that its financial statements were prepared in accordance with Canadian accounting standards for private enterprises, please revise the pro forma financial information to include pro forma adjustments reflecting its results of operations and financial condition in accordance with US GAAP. Alternatively, please explain why you do not believe this is required.
13. The amount of the loan receivable of $127,232 reflected in the Max the Mutt Animation
         Inc. column of the pro forma balance sheet does not agree to the amount in this entity's consolidated balance sheet. Also, the amount of the net income attributable to noncontrolling interest in the Max the Mutt Animation Inc. column of the pro forma consolidated statement of operations of $46,789 does not agree to the amount reflected in this entity's statement of operations. Please reconcile and revise these disclosures
2. Pro Forma Adjustments, page F-44

14. Please revise the notes to the pro forma financial information to disclose a purchase price allocation which shows the fair value of all consideration to be issued in the MTM
       Animation acquisition and which shows how the amount allocated to goodwill and other intangible assets was calculated or determined. Also, disclose the nature and amount of any intangible assets that you expect to recognize in connection with the acquisition and the indicate the amortization period over which you expect to amortize these assets to expense. A pro forma adjustment should be included in the pro forma statement of operations reflecting this amortization expense and any related tax effects.
FirstName LastNameThomas Traves
15. Please explain in the notes to the pro forma financial information how you calculated or
Comapany    NameVisionary
       determined             Education
                   the adjustment       Technology
                                    of $620,256       Holdings
                                                 for the       Group Inc.
                                                         noncontrolling
interest recognized in
       connection
December   20, 2021with
                     Pagethe4 MTM Animation acquisition.
FirstName LastName
 Thomas Traves
FirstName LastNameThomas    Traves
Visionary Education Technology Holdings Group Inc.
Comapany20,
December   NameVisionary
              2021        Education Technology Holdings Group Inc.
December
Page 5    20, 2021 Page 5
FirstName LastName
       You may contact Blaise Rhodes at 202-551-3774 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Steven Schuster, Esq.